UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2018

Commission File Number 1-32895

Obsidian Energy Ltd.

(Translation of registrant’s name into English)

Suite 200, 207 – 9th Avenue SW

Calgary, Alberta T2P 1K3

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☐                             Form 40-F  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

EXPLANATORY NOTE

This Form 6-K/A amends the Form 6-K of of Obsidian Energy Ltd. furnished on November 8, 2018, in order to re-file the financial statements included in Exhibit 99.3 thereto, in order to correct a typographical error in the Financing activities section of the consolidated statements of cash flows for the three months ended September 30, 2018. The total change within the Financing activities section and change in the cash flow for that period remains unchanged. All other aspects of the Financial Statements remain unchanged. This Form 6-K/A also includes re-filed Chief Executive Officer and Chief Financial Officer certifications under Canadian law. Except as expressly indicated, no other changes are being made to the original Form 6-K.

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on November 9, 2018.

OBSIDIAN ENERGY LTD.

By: /s/ David L. French
Name: David L. French
Title: President and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

99.1*	News release, dated November 8, 2018

99.2*	Management’s Discussion and Analysis for the three and nine months ended September 30, 2018

99.3	Amended Financial Statements for the three and nine months ended September 30, 2018

99.4	Refiled Quarterly Certification of the Chief Executive Officer under Canadian law

99.5	Refiled Quarterly Certification of the Chief Financial Officer under Canadian law

*	Previously filed